UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021 AND FOR THE NINE AND

THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

PRESENTED IN COMPARATIVE FORM

(Stated in millions of constant pesos – Note 3)

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information		2
Condensed Interim Statement of Comprehensive Income (Loss)		3
Condensed Interim Statement of Financial Position		4
Condensed Interim Statement of Changes in Equity		6
Condensed Interim Statement of Cash Flows		7

Notes to the Condensed Interim Financial Statements:
1 |	General information	9
2 |	Regulatory framework	11
3 |	Basis of preparation	13
4 |	Accounting policies	14
5 |	Financial risk management	14
6 |	Critical accounting estimates and judgments	16
7 |	Contingencies and lawsuits	17
8 |	Revenue from sales and energy purchases	18
9 |	Expenses by nature	20
10 |	Other operating income (expense), net	21
11 |	Net finance costs	21
12 |	Basic and diluted (loss) earnings per share	22
13 |	Property, plant and equipment	23
14 |	Right-of-use asset	25
15 |	Inventories	25
16 |	Other receivables	25
17 |	Trade receivables	26
18 |	Financial assets at amortized cost	26
19 |	Financial assets at fair value through profit or loss	27
20 |	Cash and cash equivalents	27
21 |	Share capital and additional paid-in capital	27
22 |	Allocation of profits	27
23 |	Trade payables	28
24 |	Other payables	28
25 |	Borrowings	29
26 |	Salaries and social security taxes payable	29
27 |	Income tax and deferred tax	30
28 |	Tax liabilities	31
29 |	Provisions	32
30 |	Related-party transactions	32
31 |	Ordinary and Extraordinary Shareholders’ Meeting	33
32 |	Termination of agreement on real estate asset	33
33 |	Change of control	34

Report on review of Condensed Interim Financial Statements

CONDENSED INTERIM FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
AFIP	Federal Administration of Public Revenue
ANSES	National Social Security Administration
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
(the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPCCN	Federal Code of Civil and Commercial Procedure of Argentina
CPD	Company’s Own Distribution Cost
CSJN	Supreme Court of Justice of Argentina
CTLL	Central Térmica Loma de la Lata S.A.
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur S.A	Empresa Distribuidora Sur S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FNEE	National Fund of Electricity
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
FOTAE	Trust for the Management of Electric Power Transmission Works
GUDI	Distribution Company Large Users
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICBC	Banco Industrial y Comercial de China
IEASA	Integración Energética Argentina S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
INDEC	National institute of Statistics and Census
IPC	Consumer Price Index
IPIM	Domestic Wholesale Price Index
ITCRM	Multilateral real exchange rate index
MEM	Wholesale Electricity Market
MINEM	Energy and Mining Ministry
NYSE	New York Stock Exchange
OSV	Orígenes Seguros de Vida S.A.
PBA	Province of Buenos Aires
PEN	Federal Executive Power
PESA	Pampa Energía S.A.
RDSA	Ribera Desarrollos S.A.
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
REM	Market Expectations Survey
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.

1

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the By-laws: May 28, 2007 – Note 31

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú Ave., 12th Floor - CABA

Main business of the parent company: Investment in Class “A” shares of edenor.

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2021

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 21)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)	Includes 31,134,420 and 31,380,871 treasury shares as of September 30, 2021 and December 31, 2020, respectively.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Comprehensive (Loss) Income

for the nine and three-month period ended September 30, 2021 presented in comparative form

(Stated in millions of constant pesos – Note 3)

		Nine months at		Three months at
	Note	09.30.21	09.30.20	09.30.21	09.30.20

Revenue	8	80,802	100,050	29,236	34,961
Energy purchases	8	(49,365)	(63,331)	(17,039)	(21,715)
Subtotal		31,437	36,719	12,197	13,246
Transmission and distribution expenses	9	(19,221)	(20,500)	(6,654)	(6,737)
Gross margin		12,216	16,219	5,543	6,509

Selling expenses	9	(7,824)	(11,200)	(2,317)	(3,744)
Administrative expenses	9	(5,145)	(4,708)	(1,767)	(1,607)
Other operating income	10	3,396	2,367	1,150	508
Other operating expense	10	(3,155)	(1,894)	(1,327)	(641)
Loss from interest in joint ventures		(3)	(1)	(3)	(1)
Operating profit		(515)	783	1,279	1,024

Financial income	11	26	25	2	5
Financial costs	11	(16,903)	(8,215)	(5,766)	(3,398)
Other financial costs	11	1,570	(2,626)	850	(304)
Net financial costs		(15,307)	(10,816)	(4,914)	(3,697)

Monetary gain (RECPAM)		16,970	9,110	4,422	3,761

Profit (Loss) before taxes		1,148	(923)	787	1,088

Income tax	27	(14,489)	(1,868)	(1,405)	(935)
(Loss) Profit for the period		(13,341)	(2,791)	(618)	153

Comprehensive (loss) profit for the period attributable to:
Owners of the parent		(13,341)	(2,791)	(618)	153
Comprehensive (loss) profit for the period		(13,341)	(2,791)	(618)	153

Basic and diluted (loss) profit per share:
(Loss) Profit per share (argentine pesos per share)	12	(15.25)	(3.19)	(0.71)	0.17

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

3

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of September 30, 2021 presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	09.30.21	12.31.20
ASSETS
Non-current assets
Property, plant and equipment	13	175,069	171,082
Interest in joint ventures		8	15
Right-of-use asset	14	393	384
Other receivables	16	13	58
Financial assets at amortized cost	18	-	328
Total non-current assets		175,483	171,867

Current assets
Inventories	15	2,790	2,563
Other receivables	16	399	854
Trade receivables	17	20,083	19,381
Financial assets at amortized cost	18	322	107
Financial assets at fair value through profit or loss	19	8,882	3,043
Cash and cash equivalents	20	8,769	5,975
Total current assets		41,245	31,923
TOTAL ASSETS		216,728	203,790

4

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of September 30, 2021 presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	09.30.21	12.31.20
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	21	875	875
Adjustment to share capital	21	50,190	50,182
Treasury stock	21	31	31
Adjustment to treasury stock	21	1,074	1,082
Additional paid-in capital	21	695	690
Cost treasury stock		(4,181)	(4,181)
Legal reserve		3,535	3,535
Voluntary reserve		34,229	58,467
Other comprehensive loss		(299)	(299)
Accumulated losses		(13,341)	(24,238)
TOTAL EQUITY		72,808	86,144

LIABILITIES
Non-current liabilities
Trade payables	23	627	714
Other payables	24	8,696	8,608
Borrowings	25	9,676	11,315
Deferred revenue		1,698	2,015
Salaries and social security payable	26	454	416
Benefit plans		1,215	1,026
Deferred tax liability	27	44,814	32,472
Provisions	29	3,500	3,329
Total non-current liabilities		70,680	59,895
Current liabilities
Trade payables	23	60,730	45,222
Other payables	24	3,653	4,107
Borrowings	25	404	196
Derivative financial instruments		1	1
Deferred revenue		44	50
Salaries and social security payable	26	4,192	5,115
Benefit plans		84	115
Income tax payable	27	1,518	-
Tax liabilities	28	2,092	2,455
Provisions	29	522	490
Total current liabilities		73,240	57,751
TOTAL LIABILITIES		143,920	117,646

TOTAL LIABILITIES AND EQUITY		216,728	203,790

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

5

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Changes in Equity

for the nine-month period ended September 30, 2021

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive loss	Accumulated (losses) profits	Total equity
Balance at December 31, 2019	875	50,182	31	1,082	690	(4,181)	2,404	36,976	-	(403)	22,623	110,279

Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020	-	-	-	-	-	-	1,131	21,491	-	-	(22,622)	-
Loss for the nine-month period	-	-	-	-	-	-	-	-	-	-	(2,791)	(2,791)
Balance at September 30, 2020	875	50,182	31	1,082	690	(4,181)	3,535	58,467	-	(403)	(2,790)	107,488

Other comprehensive results	-	-	-	-	-	-	-	-	-	104	-	104
Loss for the three-month period	-	-	-	-	-	-	-	-	-	-	(21,448)	(21,448)
Balance at December 31, 2020	875	50,182	31	1,082	690	(4,181)	3,535	58,467	-	(299)	(24,238)	86,144

Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2021	-	-	-	-	-	-	-	(24,238)	-	-	24,238	-
Other Reserve Constitution - Share-bases compensation plan (Note 21)	-	-	-	-	-	-	-	-	5	-	-	5
Payment of Other Reserve Constitution - Share-based compensation plan (Note 21)	-	8	-	(8)	5	-	-	-	(5)	-	-	-
Loss for the nine-month period	-	-	-	-	-	-	-	-	-	-	(13,341)	(13,341)
Balance at September 30, 2021	875	50,190	31	1,074	695	(4,181)	3,535	34,229	-	(299)	(13,341)	72,808

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

6

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2021

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	09.30.21	09.30.20
Cash flows from operating activities
Loss for the period		(13,341)	(2,791)

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	13	6,177	6,754
Depreciation of right-of-use assets	14	469	293
Loss on disposals of property, plants and equipments	13	183	144
Net accrued interest	11	16,844	8,184
Income from customer surcharges	10	(1,353)	(1,485)
Exchange difference	11	1,211	3,232
Income tax	27	14,489	1,868
Allowance for the impairment of trade and other receivables, net of recovery	9	1,270	4,583
Adjustment to present value of receivables	11	95	183
Provision for contingencies	29	1,613	394
Changes in fair value of financial assets	11	(2,485)	(403)
Accrual of benefit plans	9	703	648
Recovery of provision for credit RDSA (Note 32)	11	(527)	-
Net gain from the cancelattion of Corporate Notes	11	(3)	(568)
Gain from interest in joint ventures		3	1
Income from non-reimbursable customer contributions	10	(32)	(21)
Other financial results		138	202
Monetary gain (RECPAM)		(16,970)	(9,110)
Changes in operating assets and liabilities:
Increase in trade receivables		(5,529)	(8,493)
Decrease (Increase) in other receivables		810	(772)
(Decrease) Increase in inventories		(490)	74
Increase in deferred revenue		266	1,908
Increase (Decrease) in trade payables		(3,479)	7,257
Increase in salaries and social security payable		610	416
Decrease in benefit plans		(14)	(488)
Decrease in tax liabilities		(332)	(782)
Increase (Decrease) in other payables		335	(243)
Derivative financial instruments payments		-	(424)
Decrease in provisions	29	(227)	(85)
Payment of income tax payable		-	(3,757)
Subtotal before variation in debt with CAMMESA		434	6,719
Increase in past due commercial debt with CAMMESA		16,836	19,371
Net cash flows generated by operating activities		17,270	26,090

7

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2021

presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	09.30.21	09.30.20
Cash flows from investing activities
Payment of property, plants and equipments		(9,789)	(9,791)
Purchase net of money market funds and government bonds		(5,391)	(1,641)
Mutuum charges granted to third parties		5	51
Collection of receivables from sale of subsidiaries		-	10
Net cash flows used in investing activities		(15,175)	(11,371)

Cash flows from financing activities
Payment of borrowings		-	(1,139)
Payment of lease liability		(402)	(386)
Payment of interests from borrowings		(448)	(844)
Cancelattion of Corporate Notes		(17)	(5,461)
Net cash flows used in financing activities		(867)	(7,830)

Increase in cash and cash equivalents		1,228	6,889

Cash and cash equivalents at the beginning of period	20	5,975	5,965
Exchange differences in cash and cash equivalents		1,562	712
Result from exposure to inflation		4	98
Increase in cash and cash equivalents		1,228	6,889
Cash and cash equivalents at the end of the period	20	8,769	13,664

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(558)	(931)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(477)	(278)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

8

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of Argentina, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentine Republic, whose shares are traded on the Buenos Aires Stock Exchange and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

On December 28, 2020, Pampa Energía S.A., which was the parent company of edenor, entered into a share purchase and sale agreement, as the seller, with Empresa de Energía del Cono Sur S.A. The transaction was authorized by the ENRE on June 23, 2021. The transfer of all the Class A shares, representing 51% of the Company’s share capital and votes owned by Pampa Energía S.A., in favor of Empresa de Energía del Cono Sur S.A. was completed on June 30, 2021 (Note 33).

The Company’s economic and financial situation

The Company continues to record negative working capital, a situation which has been mainly exacerbated by the suspension of the electricity rate adjustment since February 2019 and the impossibility of collecting debts incurred by customers during the period of the Preventive and Mandatory Social Isolation (“ASPO”), followed by the Preventive and Mandatory Social Distancing (“DISPO”).

In that regard, by means of Executive Order No. 311/2020, it was provided that for a term of one hundred and eighty days, the companies that provide the electricity distribution service would not be allowed to suspend the electricity supply in the event of delinquency in payment or non-payment of up to three consecutive or alternate bills due as from March 1, 2020

Additionally, by means of Resolution No. 173/2020, the Ministry of Productive Development set up a Coordination Unit, which is in charge of preparing the report that will detail and identify the Users benefited from the DNU mentioned in the preceding paragraph. The aforementioned Resolution instructed electricity distribution companies to provide the Users to be identified in such report with payment plans consisting of thirty equal and consecutive monthly installments, with the first of them beginning with the first bill to be issued by distribution companies as from September 30, 2020.

Furthermore, edenor was instructed to inform the Regulatory Agencies (or provincial authorities, as the case may be) and CAMMESA, on a monthly basis, of the electricity amounts billed subject to the conditions and/or payment modalities actually offered to its users, so that CAMMESA, with prior instruction from the Energy Secretariat, would replicate the same conditions in order for electricity distribution companies to purchase the same volume in the MEM.

9

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Additionally, ENRE Resolution No. 107/2021 approved a 9% partial adjustment of electricity rates (Note 2), which is still insufficient to cover the Company’s economic and financial needs in a context of growing inflation, with the rate surpassing 54%. Nevertheless, and in spite of the aforementioned context with constant increases in operating costs, the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made.

Although in the current year the economic activity has shown a slight recovery after the effect of the COVID-19 pandemic, the economic measures implemented by the Argentine Government in the last few months, aimed at expanding the monetary base, along with the increase in the rate of inflation and the widening of the gap between the official dollar exchange rate and the dollar exchange rate quoted in the informal market, make it difficult to envisage a sustained recovery of the economy in the short term.

This complex and vulnerable economic context is aggravated by the currency restrictions imposed by the BCRA pursuant to which the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods that are necessary for the provision of the service, and the payments to service the financial debt. These currency restrictions, or those to be implemented in the future, could affect the Company’s ability to access the MULC in order to acquire the foreign currency necessary to face its operating and financial obligations.

As a consequence of the described context, the Company witnessed an even greater deterioration of the economic and financial equation due to the rate freeze, the impossibility of demanding payment of debts for electricity consumed but not paid through legal proceedings, and the impact of the increase in costs on the Company’s operating structure and supplies. Therefore, it became necessary to partially postpone payments to CAMMESA for energy purchased in the MEM as from the maturities taking place in March 2020; payment obligations which have been partially regularized, but as of September 30, 2021 accumulate a past due principal balance of $ 21,461, plus interest and charges for $ 11,890.

Despite the previously detailed situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been significantly improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company, as previously mentioned, is analyzing different measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

Taking into consideration that the realization of the measures necessary to reverse the manifested negative trend depends on the occurrence of certain events that are not under the Company’s control, the Board of Directors has raised substantial doubt about edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these condensed interim financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the adjustments or reclassifications that might result from the outcome of these uncertainties.

10

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	2 | Regulatory framework

At the date of issuance of these condensed interim financial statements, there exist the following changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2020:

a)	Electricity rate situation

On March 5, 2021, by means of Resolution No. 53/2021, the ENRE called a Public Hearing to make known and listen to opinions on the distribution companies’ Transitional Tariff System mentioned in Note 2.b) to the Financial Statements as of December 31, 2020, with such Public Hearing being held in the framework of the Tariff Structure Review (RTI) Process and prior to defining the electricity rates to be applied by the referred to concession holders. On March 30, edenor made a presentation at the Public Hearing to discuss the transitional tariff adjustment of the Distribution, including revenue requirements and a new tariff structure proposal to cover the public service expenses and investment needs.

Furthermore, on March 31, 2021, by means of Resolution No. 78/2021, the ENRE approved the values of the Company’s electricity rate schedule, effective from the billing relating to the reading of meters subsequent to 12:00 AM on April 1, 2021, based on the MEM’s winter seasonal programming. It must be pointed out that such rate increase affected only GUDI customers and reflected the increase of the seasonal price passed through to rates without affecting revenues from the Company’s Own Distribution Costs.

Moreover, on April 30, 2021, by means of Resolution No. 107/2021, and in the framework of the transitional tariff system, the ENRE authorized the application of a new electricity rate schedule, effective as from May 1, 2021, with a 9% increase. In view of the fact that such increase does not cover the increase requested by edenor, on June 15, 2021, an administrative appeal (recurso de alzada) was filed against such Resolution.

On May 11, 2021, by means of SE Resolution No. 408/2021, the Definitive Winter Seasonal Programming for the MEM submitted by CAMMESA, relating to the May 1-October 31, 2021 period, was approved.

On August 10, 2021, by means of Resolutions Nos. 262 and 265/2021, the ENRE approved an increase for large users whose power consumption is equal to or greater than 300 kW, effective from the billing relating to the reading of meters subsequent to 12:00 AM on August 1, 2021. Both resolutions were appealed to the Energy Secretariat by edenor because the values of the electricity rate schedule in effect provided for by the ENRE did not take into consideration the ex-post adjustments, the recognition of taxes and fees, the pass-through differences arising from non-transferred increases in the seasonal price, or the pending adjustments of the Company’s Own Distribution Cost (CPD). Moreover, neither the transitional system to supplement the required revenue, as provided for by Executive Order No. 1020/2021, nor the differences resulting from a lower than expected demand, requested by edenor, have been established. Both appeals are in process at the closing date of these financial statements.

Furthermore, ENRE Resolution No. 323/2021 dated September 27, 2021, set the definitive annual control fee for 2021 that is to be paid by the MEM’s generation, transmission and distribution agents, and provided that final payment thereof would become due during the month of October 2021.

11

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

b)	Supplementary resolutions

1.    Suspension of issuance of Debit Notes and Supplementary Statements: on February 18, 2021, by means of ENRE Resolution No. 37/2021, the Company was instructed both to suspend, on an immediate and temporary basis, the issuance of Debit Notes and Supplementary Statements (bills) in the terms of section 5 sub-section d) captions I, II and III of the Electric Power Supply Regulations (i.e. those issued when energy values have not been recorded or have been under-measured; those issued when events suggesting metering irregularities or the appropriation of energy by the user prove to be true; or those issued when direct connections are verified), and to refrain from suspending electricity supplies due to non-payment of the amounts arising from the recovery sought on the basis of such regulation, regardless of whether the users have made the pertinent claim, until the ENRE issues the regulations. Furthermore, the Company is instructed to submit a report on the number of bills for Non-recorded or under or over-recorded consumption, issued from March 1, 2020.

2.    System for the issuance of statements: on March 9, 2021, by means of ENRE Resolution No. 58/2021, distribution companies were instructed to issue the electric power public service statements (bills) solely with the amounts relating to the consumption of the billing period and to inform of the debts that have originated in or increased during the periods of the Preventive and Mandatory Social Isolation (“ASPO”) and the Preventive and Mandatory Social Distancing (“DISPO”) health measures. The Company has begun to implement the aforementioned resolution as from September 2021.

3.    Reopening of Commercial Offices: by means of Notes NO-2021-84330919-APN-ENRE#MEC and NO-2021-84786820-APN-ENRE#MEC notified on September 9, 2021, the ENRE instructed the Company to reopen the commercial offices after having been closed as per the ENRE’s instruction in the framework of the Preventive and Mandatory Social Isolation (“ASPO”) and the Preventive and Mandatory Social Distancing (“DISPO”) provided for by the Federal Government.

4.    Electric Service Statement – Service Disconnection and/or Cancellation of the registered user’s name: the ENRE issued the procedure for how the Company must demand payment of a debt at the time of disconnecting the service or cancelling the registered user’s name. The procedure was notified to the Company on September 13, 2021 by means of Note NO-2021-82569889-APN-ENRE#MEC. Against such procedure, the Company has filed an appeal to the ENRE, which is currently in process.

c)	Framework Agreement

As of September 30, 2021, and by virtue of the Agreement described in Note 2.f) to the Financial Statements as of December 31, 2020, the Company received a first disbursement for $ 1,500, which, as indicated in the aforementioned agreement, will be specifically used for complying with the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network. The Company may use the above-mentioned funds only after the ENRE has certified compliance with both the degree of completion of the works included in the referred to plan and the related financial milestones.

At the date of issuance of these condensed interim financial statements, the Company has used a total of $ 1,347.1 (which at the purchasing power of the currency at September 30, 2021 amounts to $ 1,455), relating to the reports on progress of the works performed.

On October 15, 2021, the ENRE instructed the Company to return $76.4 million due to an excess of amounts approved, which was complied with by the Company under protest and with reservation of rights on October 18, 2021

12

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

d)	Agreement on the Regularization of Obligations

On May 10, 2019, edenor, Edesur S.A. and the National Energy Secretariat entered into the Agreement on the Regularization of Obligations for the Transfer of Concession Holders to the Local Jurisdictions, whereby, prior to the transfer of the respective concessions to the jurisdictions of the PBA and the CABA, respectively, (i) the existing debts and credits are mutually offset; (ii) a term and modality of payment of the fines payable to users and the Government are agreed-upon, in three and five years, respectively; (iii) settlement of the fines payable to the Government is allowed to be made through investments in specific works to improve the service; and (iv) it is agreed that any legal actions against the Federal Government for damages caused by the freeze on rates since 2017 will be abandoned.

On January 19, 2021, the Federal Government, the PBA and the CABA entered into a new Agreement according to which the Federal Government retains the capacity as grantor of the concession in connection with the concession agreements (Executive Order No. 292/2021 and SE Resolution No. 16/2021).

On September 21, 2021, the National Ministry of Economy issued ME Resolution No. 590/2021 declaring the Agreement contrary to the public interest, thus paving the way for the filing of a legal action to declare it null and void. It also provided for the suspension of the administrative procedures relating to the fulfilment of the obligations arising from such Agreement.

Notwithstanding the above, at the date of issuance of these financial statements, the Company has not been served notice of the filing of any legal action in order for the Agreement or the acts resulting therefrom to be declared null and void. The administrative act in question has not provided for the suspension of the legal effects of said Agreement, which is, therefore, in full force and effect. Against this resolution the Company has filed an appeal (recurso jerárquico) to the Office of the Head of the Cabinet of Ministers (higher administrative authority) and a motion for clarification with the Ministry of Economy, which was granted and answered by ME Resolution No. 656/2021, notified on October 20, 2021, whereby said Ministry confirms that such Agreement has not been suspended.

Note	3 | Basis of preparation

These condensed interim financial statements for the nine-month period ended September 30, 2021:

i)	have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”, incorporated by the CNV;
ii)	have not been audited; they have been reviewed by the Independent Accountant in accordance with ISRE 2410, whose scope is substantially less than that of an audit performed in accordance with applicable auditing standards. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the nine-month period ended September 30, 2021 and its comparative period as of September 30, 2020 do not necessarily reflect the Company’s results in proportion to the full fiscal year. They were approved for issue by the Company’s Board of Directors on November 10, 2021;
iii)	are measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned in this Note, which is also the presentation currency;
iv)	must be read together with the audited Financial Statements as of December 31, 2020 prepared under IFRS.

13

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Comparative information

The balances as of December 31 and September 30, 2020, as the case may be, disclosed in these condensed interim financial statements for comparative purposes, arise as a result of restating the annual Financial Statements and the Condensed Interim Financial Statements as of those dates, respectively, to the purchasing power of the currency at September 30, 2021, as a consequence of the restatement of the financial information described hereunder. Furthermore, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods (Note 4).

Restatement of financial information

The condensed interim financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at September 30, 2021, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes published by the FACPCE. The inflation rate applied for the period between January 1, 2021 and September 30, 2021, was 37%.

Note	4 | Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the Financial Statements for the last financial year, which ended on December 31, 2020.

Accounting standards, amendments and interpretations issued by the IASB in the last few years that are effective as of September 30, 2021 and have been adopted by the Company:

- Amendments to IFRS 9 “Financial instruments”, IAS 39 “Financial instruments: Presentation”, IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance contracts” and IFRS 16 “Leases” (amended in August 2020).

- Amendments to IFRS 16 “Leases”, in connection with rent concessions in the framework of the COVID-19 pandemic (amended in April 2021).

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

Note	5 | Financial risk management

Nota	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the difficulty in obtaining financing in international or national markets could affect some of the Company’s business variables, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year end.

14

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

a.	Market risks

i.	Currency risk

As of September 30, 2021 and December 31, 2020, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 09.30.21	Total 12.31.20

ASSETS
CURRENT ASSETS
Other receivables	USD	1	98.740	99	692
	JPY	-	0.887	-	62
Financial assets at fair value through profit or loss	USD	36	98.740	3,555	-
Cash and cash equivalents	USD	13	98.740	1,284	1,960
TOTAL CURRENT ASSETS				4,938	2,714
TOTAL ASSETS				4,938	2,714

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	98	98.740	9,676	11,315
TOTAL NON-CURRENT LIABILITIES				9,676	11,315
CURRENT LIABILITIES
Trade payables	USD	9	98.740	889	1,315
Borrowings	USD	4	98.740	404	196
Other payables	USD	9	98.740	889	1,037
TOTAL CURRENT LIABILITIES				2,182	2,548
TOTAL LIABILITIES				11,858	13,863

(1)	The exchange rates used are the BNA exchange rates in effect as of September 30, 2021 for US Dollars (USD) and Japanese Yens (JPY).

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

15

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The table below shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2021 and December 31, 2020:

	LEVEL 1	LEVEL 2	TOTAL

At September 30, 2021
Assets
Financial assets at fair value through profit or loss:
Government bonds	4,720	-	4,720
Money market funds	4,162	-	4,162
Cash and cash equivalents:
Money market funds	6,333	-	6,333
Total assets	15,215	-	15,215

Liabilities
Derivative financial instruments	-	1	1
Total liabilities	-	1	1

At December 31, 2020
Assets
Financial assets at fair value through profit or loss:
Government bonds	3,043	-	3,043
Cash and cash equivalents
Money market funds	3,731	-	3,731
Total assets	6,774	-	6,774

Liabilities
Derivative financial instruments	-	1	1
Total liabilities	-	1	1

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of September 30, 2021 and December 31, 2020 all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Note	6 | Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgment and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

16

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the sources of estimation uncertainty used with respect to those applied in the Financial Statements for the year ended December 31, 2020.

Note	7 | Contingencies and lawsuits

As of September 30, 2021, the provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2020, except for the following.

- Federal Administration of Public Revenues (“AFIP”) – Difference in contribution rate to the Single Social Security System (“SUSS”) (executive order 814/2001) for fiscal periods 12/2011 to 11/2019

On July 6, 2021, the Company filed an appeal to the Federal Social Security Court of Appeals against AFIP Resolution No. 1740/2021 that dismissed the presentation made by edenor in relation to the assessment of a debt in connection with contributions to Argentina’s Integrated Social Security System, relating to the January 2017-June 2019 period, for differences detected due to the use of the rate set forth in Section 2 Sub-section B) 2001 (17%), when the applicable rate, according to the AFIP, is that mentioned in Section 2 Sub-section A) (21%), of Executive Order No. 814.

Additionally, on April 8, 2021, the Company was notified by the AFIP of a new resolution pursuant to which a debt had been assessed for the same concept, relating to the July 2019-November 2019 period. The resolution was challenged by the Company on September 23, 2021.

This new notification, in addition to the one received on July 12, 2018 relating to the December 2011-December 2016 period, is still at administrative stage.

The Company’s Management believes that the application of the 17% rate is correct. In this regard, in accordance with the analysis performed, it is reasonable that “minority government-owned corporations (sociedades anónimas con simple participación estatal) governed by Law No. 19,550” be understood to mean all those corporations (sociedades anónimas) in which the government has a minority stake, whatever the reason why such stake has been acquired. Therefore, included therein are the shareholdings that the National Social Security Administration (“ANSES”) has in certain corporations, among which the Company is included.

The Company filed appeals to the Federal Social Security Court of Appeals, on July 6, 2021 and September 13, 2021, against the first two resolutions, relating to the 01/2017-06/2019 and 11/2011-12/2016 periods, respectively, as the administrative remedies available in relation thereto have been exhausted.

Under such conditions and in connection with the aforementioned AFIP’s assessment, in the Company’s opinion and that of its legal advisors, there exist sufficient and solid arguments to make its position prevail at the judicial stage. Consequently, no liabilities whatsoever have been recorded by the Company for this matter as of September 30, 2021.

17

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

- National Regulatory Authority for the Distribution of Electricity, Proceeding for the Determination of a Claim” (case file No. 16/2020)

On May 4, 2021, the Company was served notice of a complaint filed by the ENRE in connection with edenor‘s compliance with captions 9.2.1 and 9.2.2 of the “Agreement on the Renegotiation of the Concession Agreement” for differences arising from the date of payment of certain penalties included therein.

At the date of issuance of these condensed interim financial statements, the Company has answered the complaint, with the case being currently in process.

The Company believes that it has sufficient authority under the Agreement on the Renegotiation of the Concession Agreement to support the payment made under such conditions and considers it to be in compliance with the law, to have an extinguishing effect and to have implied no damage to the users. In this regard, the Company and its legal advisors believe that there exist sufficient and solid arguments to make its position prevail at the judicial stage; therefore, no liabilities whatsoever for this concept have been recorded as of September 30, 2021.

Note	8 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access to the available transmission capacity within its distribution system upon payment of a wheeling fee.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

18

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the ENRE. The price of the Company’s electric power reflects the costs of transmission and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts to approximately 9.1%.

	09.30.21		09.30.20
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	9,493	49,124	9,041	63,972
Medium demand segment: Commercial and industrial (T2)	1,077	8,512	1,014	11,277
Large demand segment (T3)	2,594	19,164	2,389	21,139
Other: (Shantytowns/Wheeling system)	3,305	3,506	2,983	3,152
Subtotal - Sales of electricity	16,469	80,306	15,427	99,540

Other services
Right of use of poles		446		453
Connection and reconnection charges		50		57
Subtotal - Other services		496		510

Total - Revenue		80,802		100,050

	09.30.21		09.30.20
	GWh	$	GWh	$

Energy purchases (1)	20,088	(49,365)	19,292	(63,331)

(1)	As of September 30, 2021 and 2020, includes technical and non-technical energy losses for 3,619 GWh and 3,865 GWh, respectively.

19

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	9 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 09.30.21
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	7,582	1,213	1,849	10,644
Pension plans	501	80	122	703
Communications expenses	186	402	-	588
Allowance for the impairment of trade and other receivables	-	1,270	-	1,270
Supplies consumption	1,483	-	157	1,640
Leases and insurance	-	-	349	349
Security service	336	23	77	436
Fees and remuneration for services	3,635	2,107	1,565	7,307
Public relations and marketing	-	9	-	9
Advertising and sponsorship	-	5	-	5
Reimbursements to personnel	-	-	1	1
Depreciation of property, plants and equipments	4,859	724	594	6,177
Depreciation of right-of-use asset	47	94	328	469
Directors and Supervisory Committee members’ fees	-	-	25	25
ENRE penalties	592	724	-	1,316
Taxes and charges	-	1,173	59	1,232
Other	-	-	19	19
At 09.30.21	19,221	7,824	5,145	32,190

(1)	Includes recovery of technical service quality-related penalties for $ 309.9.

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of September 30, 2021 for $ 1,542.3.

Expenses by nature at 09.30.20
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	7,768	1,272	1,704	10,744
Pension plans	468	77	103	648
Communications expenses	167	464	1	632
Allowance for the impairment of trade and other receivables	-	4,583	-	4,583
Supplies consumption	2,130	-	159	2,289
Leases and insurance	1	-	306	307
Security service	303	37	31	371
Fees and remuneration for services	3,842	2,073	1,402	7,317
Public relations and marketing	-	-	23	23
Advertising and sponsorship	-	-	12	12
Reimbursements to personnel	-	-	1	1
Depreciation of property, plants and equipments	5,314	790	650	6,754
Depreciation of right-of-use asset	29	59	205	293
Directors and Supervisory Committee members’ fees	-	-	32	32
ENRE penalties (2)	478	357	-	835
Taxes and charges	-	1,488	68	1,556
Other	-	-	11	11
At 09.30.20	20,500	11,200	4,708	36,408

(2)	Includes recovery of technical service quality-related penalties for $ 601.3.

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of September 30, 2020 for $ 1,669.2.

20

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	10 | Other operating income (expense), net

	Note	09.30.21	09.30.20
Other operating income
Income from customer surcharges		1,353	1,485
Commissions on municipal taxes collection		250	226
Fines to suppliers		87	94
Services provided to third parties		152	133
Related parties	30.a	-	64
Recovery of provision for contingences		-	284
Income from non-reimbursable customer contributions		32	21
Expense recovery		28	-
Construction plan Framework agreement	2.c	1,455	-
Other		39	60
Total other operating income		3,396	2,367

Other operating expense
Gratifications for services		(495)	(55)
Cost for services provided to third parties		(69)	(108)
Severance paid		(25)	(23)
Debit and Credit Tax		(734)	(831)
Provision for contingencies		(1,613)	(678)
Disposals of property, plant and equipment		(183)	(144)
Other		(36)	(55)
Total other operating expense		(3,155)	(1,894)

Note	11 | Net financial costs

	09.30.21	09.30.20
Financial income
Financial interest	26	25
Total financial income	26	25

Financial costs
Commercial interest	(13,566)	(4,849)
Interest and other	(3,301)	(3,215)
Fiscal interest	(3)	(145)
Bank fees and expenses	(33)	(6)
Total financial costs	(16,903)	(8,215)

Other financial results
Changes in fair value of financial assets	2,485	403
Net gain from the cancelattion of Corporate Notes	3	568
Exchange differences	(1,211)	(3,232)
Adjustment to present value of receivables	(95)	(183)
Recovery of provision for credit RDSA (Note 32)	527	-
Other financial costs	(139)	(182)
Total other financial costs	1,570	(2,626)
Total net financial costs	(15,307)	(10,816)

21

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	12 | Basic and diluted (loss) profit per share

Basic

The basic (loss) earnings per share is calculated by dividing the (loss) profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of September 30, 2021 and 2020, excluding common shares purchased by the Company and held as treasury shares.

The basic (loss) earnings per share coincides with the diluted (loss) earnings per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	Nine months at		Three months at
	09.30.21	09.30.20	09.30.21	09.30.20
(Loss) Profit for the period attributable to the owners of the Company	(13,341)	(2,791)	(618)	153
Weighted average number of common shares outstanding	875	875	875	875
Basic and diluted (loss) profit per share – in pesos	(15.25)	(3.19)	(0.71)	0.17

22

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	13 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.20
Cost	4,992	43,099	109,808	47,985	8,589	38,408	442	253,323
Accumulated depreciation	(980)	(14,423)	(42,454)	(18,761)	(5,623)	-	-	(82,241)
Net amount	4,012	28,676	67,354	29,224	2,966	38,408	442	171,082

Additions	37	267	78	305	870	7,358	1,432	10,347
Disposals	(6)	-	(25)	(150)	(2)	-	-	(183)
Transfers	132	1,778	3,934	1,246	324	(6,094)	(1,320)	-
Depreciation for the period	(90)	(1,170)	(2,866)	(1,456)	(595)	-	-	(6,177)
Net amount 09.30.21	4,085	29,551	68,475	29,169	3,563	39,672	554	175,069

At 09.30.21
Cost	5,155	45,144	113,696	49,301	9,771	39,672	554	263,293
Accumulated depreciation	(1,070)	(15,593)	(45,221)	(20,132)	(6,208)	-	-	(88,224)
Net amount	4,085	29,551	68,475	29,169	3,563	39,672	554	175,069

•       During the period ended September 30, 2021, the Company capitalized as direct own costs $ 1,542.3.

23

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.19
Cost	4,459	41,084	116,963	49,833	7,457	42,142	453	262,391
Accumulated depreciation	(853)	(12,794)	(38,467)	(16,699)	(4,721)	-	-	(73,534)
Net amount	3,606	28,290	78,496	33,134	2,736	42,142	453	188,857

Additions	23	1,865	89	276	530	7,808	131	10,722
Disposals	-	(2)	(31)	(111)	-	-	-	(144)
Transfers	229	5,456	4,975	3,299	264	(14,007)	(216)	-
Depreciation for the period	(97)	(1,212)	(3,127)	(1,589)	(729)	-	-	(6,754)
Net amount 09.30.20	3,761	34,397	80,402	35,009	2,801	35,943	368	192,681

At 09.30.20
Cost	4,711	48,400	121,884	53,257	8,253	35,943	368	272,816
Accumulated depreciation	(950)	(14,003)	(41,482)	(18,248)	(5,452)	-	-	(80,135)
Net amount	3,761	34,397	80,402	35,009	2,801	35,943	368	192,681

•       During the period ended September 30, 2020, the Company capitalized as direct own costs $ 1,669.2.

24

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	14 | Right-of-use asset

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	09.30.21	12.31.20
Right of uses asset by leases	393	384

The development of right-of-use assets is as follows:

	09.30.21	09.30.20
Balance at beginning of year	384	486
Additions	478	278
Depreciation for the period	(469)	(293)
Balance at end of the period	393	471

Note	15 | Inventories

	09.30.21	12.31.20

Supplies and spare-parts	2,790	2,516
Advance to suppliers	-	47
Total inventories	2,790	2,563

Note	16 | Other receivables

	Note	09.30.21	12.31.20
Non-current:
Credit for Real estate asset	32	3	2,947
Financial credit		7	19
Related parties	30.d	3	4
Allowance for the impairment of other receivables		-	(2,912)
Total non-current		13	58

Current:
Credit for Real estate asset	32	42	50
Judicial deposits		74	105
Security deposits		49	52
Prepaid expenses		147	58
Advances to personnel		1	3
Financial credit		14	25
Advances to suppliers		47	100
Tax credits		23	446
Related parties	30.d	1	25
Debtors for complementary activities		68	94
Other		2	1
Allowance for the impairment of other receivables		(69)	(105)
Total current		399	854

The value of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

25

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The roll forward of the allowance for the impairment of other receivables is as follows:

	09.30.21	09.30.20
Balance at beginning of year	3,017	4,085
Increase	3	141
Decrease	(1,726)	-
Result from exposure to inlfation	(687)	(755)
Recovery	(538)	(122)
Balance at end of the period	69	3,349

Note	17 | Trade receivables

	09.30.21	09.30.20
Current:
Sales of electricity – Billed	15,604	16,852
Framework Agreement (1)	-	12
Receivables in litigation	277	410
Allowance for the impairment of trade receivables	(5,491)	(6,307)
Subtotal	10,390	10,967

Sales of electricity – Unbilled	8,578	7,960
PBA & CABA government credit	1,113	451
Fee payable for the expansion of the transportation and others	2	3
Total current	20,083	19,381

(1)	Additionally, as disclosed in Note 2.f) to the Financial Statements as of December 31, 2020, the Province of Buenos Aires and the Federal Government have a debt with the Company for the consumption of electricity by low-income neighborhoods and shantytowns. The indicated amount does not include interest and no revenue for this concept has been recognized by the Company.

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	09.30.21	09.30.20
Balance at beginning of the year	6,307	2,883
Increase	1,278	4,564
Decrease	(164)	(740)
Result from exposure to inlfation	(1,930)	(799)
Balance at end of the period	5,491	5,908

Note	18 | Financial assets at amortized cost

	09.30.21	12.31.20
Non-current
Government bonds	-	328

Current
Government bonds	322	107

26

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	19 | Financial assets at fair value through profit or loss

	09.30.21	12.31.20

Current
Government bonds	4,720	3,043
Money market funds	4,162	-
Total current	8,882	3,043

Note	20 | Cash and cash equivalents

	09.30.21	12.31.20	09.30.20
Cash and banks	1,429	2,244	1,843
Time deposits	1,007	-	-
Money market funds	6,333	3,731	11,821
Total cash and cash equivalents	8,769	5,975	13,664

(1)	As of September 30, 2021, $ 152.9 is restricted for its use as stipulated in the Agreement on the Development of the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network of the Metropolitan Area. Note 2.c).
Note	21 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total
Balance at December 31, 2019 and 2020	52,170	690	52,860

Payment of Other reserve constitution - Share-bases compensation plan	-	5	5
Balance at September 30, 2021	52,170	695	52,865

As of September 30, 2021, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

On April 15, 2021, the Company awarded, as part of the Share-based Compensation Plan, 246,451 treasury shares to executive directors, managers and other personnel holding key executive positions in the Company.

Note	22 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program.

If the Company’s Debt Ratio were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

27

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	23 | Trade payables

	09.30.21	12.31.20
Non-current
Customer guarantees	338	376
Customer contributions	289	338
Total non-current	627	714

Current
Payables for purchase of electricity - CAMMESA	40,210	29,753
Provision for unbilled electricity purchases - CAMMESA	13,452	8,634
Suppliers	6,530	6,245
Advance to customer	469	496
Customer contributions	32	43
Discounts to customers	37	51
Total current	60,730	45,222

The fair values of non-current customer contributions as of September 30, 2021 and December 31, 2020 amount to $ 46.0 and $ 58.6, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	24 | Other payables

	Note	09.30.21	12.31.20
Non-current
ENRE penalties and discounts		8,606	8,524
Financial Lease Liability (1)		90	84
Total Non-current		8,696	8,608

Current
ENRE penalties and discounts		3,152	3,663
Construction plan Framework agreement	2.c	153	-
Related parties	30.d	13	20
Advances for works to be performed		13	18
Financial Lease Liability(1)		315	405
Other		7	1
Total Current		3,653	4,107

The value of the Company’s other financial payables approximates their fair value.

(1)	The development of the financial lease liability is as follows:

	09.30.21	09.30.20
Balance at beginning of year	489	413
Increase	478	278
Payments	(751)	(386)
Exchange difference and gain on net monetary position	189	286
Balance at end of the period	405	591

28

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	25 | Borrowings

	09.30.21	12.31.20
Non-current
Corporate notes (1)	9,676	11,315

Current
Interest from corporate notes	404	196

(1)	Net of debt issuance, repurchase and redemption expenses.

The fair values of the Company’s non-current borrowings as of September 30, 2021 and December 31, 2020 amount approximately to $ 8,795 and $ 9,284 respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each period. The applicable fair value category is Level 1.

On July 16, 2021, within the framework of the change of control of the Company (Note 33), and as provided for in article 10.3 of the class 9 Corporate Notes prospectus, which provides that each holder of these instruments will be entitled to require that the Company repurchase all or any part thereof by submitting an Offer due to Change of Control, the Company’s Board of Directors approved and informed the markets of the launching of the consent solicitation for consents of the holders of Corporate Notes due 2022.

In this regard, on July 30, 2021, the Company, given the majority support of the holders, obtained approval of the consent solicitation issued on July 16. Thus, edenor maintains the financial terms set forth in the respective Corporate Notes.

Moreover, in the month of April, 2021, the Company paid class 9 Corporate Notes for a total of USD 110,000 nominal value, equivalent to $ 10.9, received as collection of receivables.

Note	26 | Salaries and social security taxes payable

	09.30.21	12.31.20
Non-current
Early retirements payable	-	33
Seniority-based bonus	454	383
Total non-current	454	416

Current
Salaries payable and provisions	3,833	4,702
Social security payable	332	377
Early retirements payable	27	36
Total current	4,192	5,115

The value of the Company’s salaries and social security taxes payable approximates their fair value.

29

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	27 | Income tax and deferred tax

The detail of deferred tax assets and liabilities is as follows:

	09.30.21	12.31.20
Deferred tax assets
Tax loss carry forward	-	339
Trade receivables and other receivables	2,040	1,850
Trade payables and other payables	1,061	928
Salaries and social security payable	541	350
Benefit plans	88	104
Tax liabilities	25	26
Provisions	1,443	1,120
Deferred tax asset	5,198	4,717

Deferred tax liabilities
Property, plants and equipments	(45,545)	(32,026)
Financial assets at fair value through profit or loss	(531)	(408)
Borrowings	(2)	(3)
Adjustment effect on tax inflation	(3,934)	(4,752)
Deferred tax liability	(50,012)	(37,189)

Net deferred tax liability	(44,814)	(32,472)

The detail of the income tax expense for the period includes two effects: (i) the current tax for the period payable in accordance with the tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities in accordance with tax and accounting criteria.

On June 16, 2021, by means of Law No. 27,630, a change, among other measures, was introduced in the corporate income tax rate, applicable to fiscal years beginning from January 1, 2021. The tax will be determined according to the following scale:

Accumulated net taxable income		Amount to be paid $	Plus %	On the amount exceeding $
From more than $	To $
$ 0	$ 5	$ 0	25%	$ 0
$ 5	$ 50	$ 1,25	30%	$ 5
$ 50	onwards	$ 14,75	35%	$ 50

The amounts of the detailed scale will be adjusted annually, beginning January 1, 2022, taking into consideration the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Census (INDEC).

Based on the volume of its transactions and the taxable result for the period, the Company applied the 35% rate to calculate the current Income tax expense and determine the deferred tax assets and liabilities.

30

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The detail of the income tax expense is as follows:

	09.30.21	09.30.20
Deferred tax	(5,093)	(2,431)
Change in the income tax rate	(7,473)	1,675
Current tax	(2,147)	(1,021)
Difference between provision and tax return	224	(91)
Income tax expense	(14,489)	(1,868)

	09.30.21	09.30.20
Profit for the period before taxes	1,148	(923)
Applicable tax rate	35%	30%
Result for the period at the tax rate	(402)	277
Loss on net monetary position	(2,439)	(1,285)
Adjustment effect on tax inflation	(4,366)	(2,381)
Income tax expense	(33)	(69)
Difference between provision and tax return	224	(85)
Change in the income tax rate	(7,473)	1,675
Income tax expense	(14,489)	(1,868)

The detail of the income tax payable is as follows:

	09.30.21	12.31.20
Current
Provision of income tax payable	2,147	-
Tax withholdings	(629)	-
Total current	1,518	-

Note	28 | Tax liabilities

	09.30.21	12.31.20
Non-current
Current
Provincial, municipal and federal contributions and taxes	131	628
VAT payable	1,574	1,261
Tax withholdings	150	234
SUSS withholdings	15	14
Municipal taxes	222	318
Total current	2,092	2,455

31

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	29 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.20	3,329	490

Increases	1,201	412
Decreases	-	(227)
Result from exposure to inflation for the period	(1,030)	(153)
At 09.30.21	3,500	522

At 12.31.19	3,845	399
Increases	515	69
Decreases	-	(85)
Recovery	(190)	-
Result from exposure to inflation for the period	(724)	(76)
At 09.30.20	3,446	307

Note	30 | Related-party transactions

The following transactions were carried out with related parties:

a.	Income

Company	Concept	09.30.21	09.30.20

PESA	Impact study	-	4
SACDE	Reimbursement expenses	-	60
		-	64

b.	Expense

Company	Concept	09.30.21	09.30.20

PESA	Technical advisory services on financial matters	-	(202)
SACME	Operation and oversight of the electric power transmission system	(61)	(113)
OSV	Hiring life insurance for staff	(3)	(24)
SB&WM Abogados	Legal fees	-	-
FIDUS	Legal fees	-	(5)
ABELOVICH, POLANO & ASOC.	Legal fees	-	(1)
		(64)	(345)

c.	Key Management personnel’s remuneration

	09.30.21	09.30.20

Salaries	921	317

32

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The balances with related parties are as follow:

d.	Receivables and payables

	09.30.21	12.31.20
Other receivables - Non current
SACME	3	4

Other receivables - Current
FIDUS SGR	-	24
SACME	1	1
	1	25

Other payables
SACME	(13)	(20)

(*) Balances held and transactions carried out as of December 31 and September 30, 2020, respectively, with the companies that comprised the Company’s former controlling economic group (Pampa Energía S.A.) are disclosed for comparative purposes.

Note	31 | Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2021 resolved, among other issues, the following:

-	To approve edenor’s Annual Report and Financial Statements as of December 31, 2020;
-	To allocate the $ 17,698 loss for the year ended December 31, 2020 (which at the purchasing power of the currency at September 30, 2021 amounts to $ 24,238) to the partial absorption of the Discretionary reserve, under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;
-	To appoint the authorities and the external auditors for the current fiscal year.

Note	32 | Termination of agreement on real estate asset

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018 and the respective legal actions brought by the Company against the seller and the insurance company, and with respect to the settlement agreement dated September 30, 2019 that the Company entered into with Aseguradora de Cauciones S.A., at the date of issuance of these condensed interim financial statements there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2020, except for the following:

In the months of April, July and October, 2021, the Company received additional payments for USD 330,000 relating to the USD 1 million receivable resulting from the agreement with Aseguradora de Cauciones S.A., with the remaining balance thus amounting to USD 300,000, which will be collected in two quarterly installments according to the new payment schedule agreed upon between the Company and the insurance company.

Furthermore, as of September 30, 2021, a gain has been recognized on recovery of allowance for $ 527, which is disclosed in Other finance income (costs), resulting from edenor’s acceptance of the “Offer for the Assignment of the Claim in litigation” made by Creaurban S.A.

33

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	33 | Change of control

On December 28, 2020, Pampa Energía S.A., the holder of 100% of edenor’s Class A shares, representing 51% of edenor‘s share capital, entered into a share purchase and sale agreement, as the seller, with Empresa de Energía del Cono Sur S.A.

By virtue of such agreement, Pampa Energía S.A. agreed, subject to certain conditions precedent such as the approval of both its shareholders’ meeting and the ENRE, to sell control of edenor by transferring all the Class A Shares and votes in edenor.

In this regard, on February 17, 2021, the Shareholders’ meeting of Pampa Energía approved the referred to transaction.

On June 23, 2021, by means of Resolution No. 207/2021, the ENRE authorized Pampa Energía S.A. to transfer all the Class A shares, representing 51% of the Company’s share capital and votes, to Empresa de Energía del Cono Sur S.A. in accordance with the share purchase and sale agreement entered into on December 28, 2020.

The transfer of all the Class A shares, representing 51% of the Company’s share capital and votes owned by Pampa Energía S.A., in favor of Empresa de Energía del Cono Sur S.A. was completed shortly afterwards on September 30, 2021.

Within this context, after the aforementioned transfer, the Class A Directors tendered resignation; therefore, to fill the vacancies, the Company’s Supervisory Committee appointed Messrs. Neil A. Bleasdale (Chairman), Esteban Macek (Vice-Chairman); Nicolás Mallo Huergo, Eduardo Vila, Edgardo Volosin, Federico Zin and Mariano C. Lucero as Directors and Messrs. Hugo Quevedo, Mariano C. Libarona, Daniel O. Seppacuercia, Diego Hernán Pino, Sebastián Álvarez and María Teresa Grieco as Alternate Directors.

Finally, as required by the regulations in effect and within the time periods set forth therein, Empresa de Energía del Cono Sur S.A. will announce the launching of a mandatory Public Tender Offer to all the holders of Class B and Class C common shares issued by the Company, including the holders of ADS in respect of the underlying Class B common shares, in accordance with the provisions of General Resolution No. 779/2018 of the National Securities Commission.

NEIL BLEASDALE
Chairman

34

Free translation from the original in Spanish for publication in Argentina

REPORT ON CONDENSED INTERIM FINANCIAL STATEMENTS’ REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) including the condensed interim statement of financial position as of September 30, 2021, the related condensed interim statement of comprehensive income for the nine and three months period ended September 30, 2021, the related condensed interim statements of changes in equity and cash flows for the nine months period then ended and the complementary selected notes.

The balances and other information related to fiscal year 2020 and its interim periods, are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Board of Directors’ responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these financial statements, under International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as the applicable accounting framework and incorporated by the National Securities Commission (CNV) to its standards, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it is responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph in accordance with IAS 34 “Interim financial information”.

35

Auditors’ responsibility

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina through Technical Pronouncement No. 33 of the FACPCE as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the condensed interim financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Standards on Auditing, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

Without qualifying our opinion, we draw the attention to the situation explained in Note 1 in relation to the economic and financial situation of Edenor S.A. The Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern.

36

Reports on compliance with regulations in force

In accordance with current regulations, we report that, in connection with Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.):

a) except for its lack of transcription to the book “Inventories and Balances”, the condensed interim financial statements of Edenor S.A. comply, in what is within our competence, with the provisions of the General Companies Law and in the relevant resolutions of the National Securities Commission;

b) the condensed interim financial statements of Edenor S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription to the Inventory and Balance Book, and the Daily Book (transcription to the Inventories and Balance CD ROM Book from July to September);

c) we have read the summary of activity on which, as regards those matters that are within our competence, we have no observations to make;

d) at September 30, 2021 the liabilities of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) accrued in favor of the Argentine Integrated Social Security System, according to the Company’s accounting records, amounted to ARS$ 288,498,866, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 10th, 2021

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A T°1 – F°17
Dr. Raúl Leonardo Viglione Contador Público (UCA) C.P.C.E.C.A.B.A. T° 196 F° 169

37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 11, 2021